November 21, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           FactorShares Trust

File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are responding to Staff comments we received orally on November 21, 2012 regarding pre-effective amendment no. 2 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 20, 2012.  The Staff’s comments and the Trust’s responses are set forth below.  Disclosure changes in response to Staff comments will be made on behalf of the Trust in a 497 filing, which will be filed with the SEC subsequent to the filing of this letter, and reflected in the final versions of the prospectus and SAI that will be distributed to investors.  Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

1.    Comment - Tax Risk:  Revise the “Tax Risk” or “Non-Diversification Risk” disclosure in each Fund’s summary prospectus to clarify that although each Fund is non-diversifed for investment purposes under the Investment Company Act of 1940, each Fund meets certain diversification requirements for tax purposes, as set forth in the Internal Revnue Code.

Response: The requested change has been made to each Fund’s “Tax Risk” disclosure.

2.    Comment - Tax Information:  Revise the “Tax Information” disclosure in each Fund’s summary prospectus to insert the following language that was previously removed from the end of the first sentence: “, in which case you may be taxed when your investment is withdrawn from the tax deferred account".

Response: The requested change has been made to each Fund’s “Tax Information” disclosure.

3.    Comment - Principal Investment Strategies:  Revise the disclosure in the “Principal Investment Strategies” section of each Fund to reflect that each Fund invests at least 80% of its total assets in the component securities of its Underlying Index and in American Depositary Receipts and Global Depositary Receipts based on the component securities in its Underlying Index.

Response: The requested change has been made to each Fund’s “Principal Investment Strategies” disclosure.

4.    Comment - Fund Management:  Remove “was formed in 2009 and it” from the description of the Adviser.

Response: The requested change has been made.

5.    Comment - Administrator:  In its response to SEC Comment 5, in its letter dated November 14, 2012, the Trust stated that the terms of the arrangement between the Trust and the Administrator, including the benefit that accrues to PureShares as a result of administration fee break points, would be “fully disclosed to shareholders.”  Add disclosure to “The Administrator” section in the SAI to disclose that any decrease in the administration fee, as a result of break points in the administration fee, will decrease the amount of fees paid by PureShares.

Response: The requested change has been made.

6.    Comment - Sub-Advisory Agreement:  Revise Appendix B of the Sub-Advisory Agreement, filed as exhibit (d)(2), to reflect that the percentage rate of compensation paid to the Sub-adviser is based on average daily net assets, and not total assets under management.  Appendix B of the Sub-Advisory Agreement should be re-filed with the SEC the next time the Trust files a post-effective amendment to its registration statement.

Response: The requested change has been made to Appendix B of the Sub-Advisory Agreement.  The Trust confirms that Appendix B will be re-filed the next time the Trust files a post-effective amendment to its registration statement.

7.    Comment - NYSE Listing:  Confirm that the NYSE has issued certification of the Funds’ NYSE listing.

Response: The Trust confirms that it has been informed by the NYSE that the NYSE will provide a certification letter after the Funds have been declared effective.

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On behalf of the Trust, we acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire